Groupon, Inc.
600 West Chicago Avenue, Suite 620
Chicago, Illinois 60654

November 1, 2011

VIA EDGAR AND EMAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

    Re:
    Groupon, Inc.
    Registration Statement on Form S-1
    File No. 333-174661

Dear Mr. Spirgel:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Groupon, Inc. ("Groupon") respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement") be declared effective at 2:00 p.m. (Washington D.C. time), on Thursday, November 3, 2011, or as soon thereafter as practicable.

        In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Groupon acknowledges that:

  1.
  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  2.
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Groupon from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  3.
  Groupon may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call Steven J. Gavin at (312) 558-5979 or Matthew F. Bergmann at (312) 558-5924 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,
/s/ Andrew D. Mason Andrew D. Mason Chief Executive Officer Groupon, Inc.